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                                                                  Exhibit (a)(8)


DENVER, COLORADO, October 23, 2001. Madison Liquidity Investors 117, LLC, has extended its September 21st offer for units of limited partnership interest in Marriott Residence Inn II Limited Partnership, subject to the terms of its Offer to Purchase, as supplemented, to 5:00 p.m., New York time, on Tuesday, November 20, 2001. The offer was previously scheduled to expire at 5:00 p.m., New York time, on October 23, 2001. As of 5:00 p.m., New York time, on October 23, 2001, 1,932.25 units or 2.76% of the outstanding units have been tendered pursuant to the offer.

Questions and requests for assistance or additional copies of the tender offer material may be directed to Madison Liquidity Investors 117, LLC, 6143 South Willow Drive, Suite 200, Greenwood Village, CO 80111.

Telephone
(800) 269-7313.